June 25, 1996

SFX Broadcasting, Inc.
150 East 58th Street, 19th Floor
New York, New York 10155

Ladies and Gentlemen:

        We have acted as counsel to SFX Broadcasting, Inc., a Delaware corporation (the "Company"), in connection with its filing of a registration
statement on Form S-3, Reg. No. 333-     , (the "Registration Statement") with
the United States Securities and Exchange Commission under the Securities Act of 1933, as amended, covering 2,990,000 shares of 6-1/2% Series D Cumulative Convertible Exchangeable Preferred Stock due May 31, 2007 (the "Series D Preferred Stock"), $149,500,000 in aggregate principal amount of 6-1/2% Convertible Subordinated Exchange Notes due 2007 (the "Exchange Notes") and 3,285,113 shares of Class A Common Stock with a par value of $.01 per share (the "Class A Common Stock").

        We have examined such records and documents, including the Registration Statement, which we deemed relevant and necessary for the basis of this opinion as set forth below. On the basis of the foregoing, our opinion, under present United States federal tax laws, is set forth in the Registration Statement under the caption "Certain Federal Income Tax Consequences." This opinion is limited by the qualifications set forth in the Registration Statement section captioned "Certain Federal Income Tax Consequences."

        We hereby consent to the use of our opinion, as herein set forth, as an exhibit to the Registration Statement and to the use of our name under the caption "Legal Matters" in the prospectus forming a part of the Registration Statement. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act.

                                        Very truly yours,

                                        /s/ BAKER & McKENZIE

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